Filed by ProCap Financial, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp. I

Commission File No.: 001-42653

Date: October 6th, 2025

On October 6th, Anthony Pompliano, the Chief Executive Officer of ProCap BTC, LLC and ProCap Financial, Inc., which are parties to a previously disclosed Business Combination Agreement, dated as of June 23, 2025, with Columbus Circle Capital Corp. I, ProCap Financial, Inc., and ProCap BTC, LLC, among other parties, through their social media accounts, shared the following posts on Twitter/X, Spotify/Apple Podcasts, and YouTube:

TRANSCRIPT: Pomp Podcast 10/6

Platform: YouTube, Spotify, Apple Podcasts

Featuring: Anthony Pompliano & Jeb Hensarling

[Anthony Pompliano]: How do you view kind of Bitcoin's rise given the backdrop of this kind of undisciplined central bank and kind of a very heavy handed intervention into the financial market? Well, a two word answer would be the solution. I don't know if this can be seen on the camera.

[Jeb Hensarling]: We can see it. This is a 10 trillion, 10 trillion dollar note. I am fearful that we will see the erosion of nest eggs and of purchasing power. OK, Bitcoin is a protection from the ultimate erosion we're going to have to see.

[Anthony Pompliano]: What's going on, guys? Today, we got a great episode with Jeb Henselink. I'm really excited about this because Jeb is not only a former congressman, but he's the former chairman of the House Financial Services Committee. In 2008, Jeb led the pushback against the bank bailouts. He understood what the problem was. He understood the mistake that was being made. And he predicted a lot of the challenges that we face today. On top of that, Jeb was pushing back against the bank bailouts at the exact moment that Satoshi Nakamoto was building Bitcoin. Two people who didn't know each other, but we're all trying to attack a solution to the same problem. Jeb today is spending a lot of time advising companies that are operating at the intersection of finance and technology. We're very fortunate to have him as a senior advisor at ProCap Financial. And Jeb's going to explain his views on Bitcoin, stable coins and the crypto industry.And on top of that, he'll give us some optimism to understand how technology and innovation are actually driving prosperity forward. Here's my conversation with Jeb Henselink. All right, Jeb, I thought a great place to start this conversation is all the way back in 2008 when the bank bailouts were being surfaced as an idea. There's two people who I know who started to do things. You and Satoshi Nakamoto. Satoshi saw the bank bailouts and the incoming currency debasement and all the problems with kind of the central bank system.

[Anthony Pompliano]: And he or she decided they were going to go and write software code to try to solve that problem by building Bitcoin. You use the apparatus and the position that you were in to lead pushback from the bank bailouts. And so can you start just by telling us kind of that story? And why were you one of the few people who saw there was a potential issue with the banks doing this?

[Jeb Hensarling]: Well, number one, I appreciate the comparison to Satoshi. So already I feel honored that you would do that. And thinking back in 2008, I was chairman of something called the Republican Study Committee, which was the conservative caucus in Congress. Today, there's two. Back then there was one. It's kind of an amalgamation of social conservatives, what we call defense hawks and libertarians. I'd put myself in the libertarian camp. And so what I saw at the time, and I'm a firm believer that precedents matter and that once you let genies out of their bottle, they're very, very difficult to put back in their bottle. To me, my reading of history, my reading of economics is that the great flourishment of mankind is associated with the maximization of liberty. And liberty applied to economics is essentially free market capitalism. You cannot have free market capitalism if you have, well, basically privatize your profits and socialize your losses. Capitalism on the way up, socialism on the way down. And if you lose your ability to fail, you will lose your ability to succeed in America. So indeed, I helped lead the efforts against the original bailout legislation. In fact, the New York Times said that I was co-leaning. I usually don't believe what the New York Times says. In this case, I believe the New York Times because I was there. So I tried to lead the effort. And Anthony, every single day when you're a member of Congress, somebody runs down the aisle and says, we have an emergency. We have an emergency. In this particular case, I did believe that we did have an emergency. We did have a crisis. So myself and other conservatives presented an alternative plan, which was much more in the nature of kind of an FDI insurance program, kind of a bail in instead of bail out. Unfortunately, in my mind, well, that plan did not carry the day. And I'm afraid what we have seen now is a more brittle financial system. And I've seen we've seen the larger financial players. The big banks got bigger and the smaller financial institutions became smaller. And I think we've seen less innovation. And we've seen more government control. I mean, government doesn't offer assistance without more government control. And I think, again, these are bad precedents. I think we've seen bad things happen because of it. And I think it's exactly why Satoshi did what he or she did, seeing the same problems that could occur. Because you had the people who supposedly knew it all in Washington and supposedly the people who knew it all on Wall Street didn't know it. And all of a sudden, people didn't have access to their capital. They were seeing that capital erode. And so for all those problems, I put my little five-foot, seven-inch frame in front of that big train and unfortunately didn't quite get stopped. Now, in hindsight, you said once you let the genie out of the bottle, it does feel like 2008, 2009, we invented the QE playbook to the degree that we did.

[Anthony Pompliano]: But now, fast forward, 17, 18 years later, it feels like central banks have perfected this. And we saw during the COVID crash. And we also saw during some of the other events that have occurred over the last two decades or so, every time we get to some sort of weakness in the market or some sort of concern, we immediately, both domestically and now internationally even, Go to cut rates, print money. And that seems to be the accepted, you know, kind of criteria in response. Is that how you see this playing out? That's exactly how I see it playing out. And, you know, I would say at least one of the upsides to the terrible inflation we had a few years ago, I think more Americans are starting to connect the dots between the power of the Federal Reserve, an unsustainable national debt, and inflation. Since time immemorial, central banks have monetized the debt. It's kind of what central banks do.

[Jeb Hensarling]: I see very few societies that have successful fiscal consolidation plans when they reach incredible levels of debt to GDP. So I'm hoping more Americans in the body politic have learned that lesson. But indeed, this is a very different central bank than we see, than we saw a number of years ago using very unconventional monetary policy. And some of the dangerous precedents are, I believe, is that you now see really, again, the connection between fiscal dominance, fiscal policy dominance, and how central banks are there to essentially finance that fiscal dominance. And, for example, Jay Powell was the biggest cheerleader for fiscal stimulus during the COVID crisis, which I think is unique because in some respects it was the government, the state that put the economy into an induced coma. That's very different than people taking outside risk back in the great financial crisis and, you know, having policies of helping put people into houses that they could not afford to keep. It's a very, very different animal. But the bottom line is those tools, as you put it, being perfected. And they didn't go back in the toolbox. You know, they broke the glass. They pulled out the axe and the fire extinguisher. And once the fire was gone, they're still using the axe and the fire extinguisher. And so that's what I mean about these precedents. And so, for example, having the central bank prop up one distinct sector of the economy, the housing, by buying all this NBS, these mortgage-backed securities, and then during the COVID crisis, backdropping, you know, backstopping, rather, practically every single financial sector in financial instrument for money market funds to munis. Once they do that, then all of a sudden members of Congress are saying, you know, why should I engage in the appropriations process and go through this, you know, debate and having to be accountable to the electorate? I can just go and use the central bank's balance sheet to achieve my political goals. So it really opens up, again, a number of bad precedents.

[Jeb Hensarling]: And to have the central bank now inflate its balance sheet and have such a huge footprint into the economy, the state via the central bank is just playing a much larger role in the economy. And that cannot be good for ultimately for economic growth in long-term development of our populace.

[Anthony Pompliano]: Now, as a libertarian, it is somewhat funny in hindsight that you were able to, through your intellect and hard work, end up as the chairman of the House Financial Services Committee. I feel like we successfully got, you know, the wolf into the hen house and you got kind of a lay of the land and understood everything that was happening. Bitcoin is something that I think really aligns with what many people perceive the libertarian viewpoint of free markets and transparency and kind of, you know, building solutions rather than just going through that political process. How do you view kind of Bitcoin's rise, given the backdrop of this kind of undisciplined central bank and kind of a very heavy handed intervention into the financial market?

[Jeb Hensarling]: Well, a two word answer would be the solution. I just think this is revolutionary. I'm so excited about it, mainly because of the fears that I have. One of the great, I guess, themes that was important to me when I served in Congress was the democratization of credit and investments.

[Jeb Hensarling]: So, number one, we lived through and we saw what happened with the highest inflation we had seen in a generation most recently tied to prolific spending, whether it was required at the moment or not. We saw the results.

[Jeb Hensarling]: As a student of history, we've seen it in other societies. Now, I don't believe the U.S. is ever going to be the Weimar Republic of Germany. I don't think we're ever going to be Argentina, much less Zimbabwe. In thinking that this question might arise, I don't know if this can be seen on the camera.

[Anthony Pompliano]: We can see it.

[Jeb Hensarling]: This is a $10 trillion note from 2008 printed by the Central Bank of Zimbabwe. And what you might see here in the lower left-hand corner, a friend gave it to me. It cost $8.95. OK, so this is what can happen in inflation. Now, again, I don't see this happening to this degree in the U.S., but I am fearful that we will see the erosion of nest eggs and of purchasing power, OK? Bitcoin is a protection from the ultimate erosion we're going to have to see. Something that is unsustainable has a tendency to stop. I think it was economist Herb Stein who once said that. Our spending is unsustainable. One day it will stop, and central banks, again, are going to monetize this debt. Bitcoin prevents these nest eggs from being eroded. So that would be point number one. Point number two is, at such a time as we see this type of devaluation, these type of interruptions in our economy, Bitcoin is going to be just allowing an explosion, I believe, of economic efficiency within our system. And another aspect of Bitcoin that I'm very excited about is, you know, this cross-border transfer of wealth. Speaking to you from Dallas, Texas, I'm a fifth-generation Texan. I've spent a lot of time south of the border in Mexico, particularly in my youth. I was in Mexico the day, I say the day, it probably happened many times in their history, where they nationalized the banks. I literally saw armed army personnel in banks preventing the populace from accessing their wealth.

[Jeb Hensarling]: Okay, that's not going to happen with Bitcoin.

[Jeb Hensarling]: You know, as a libertarian, a conservative, I never forget whose money it is. Bitcoin allows it to be really your money. It strengthens your private property rights and your wealth. It protects it from the state and it protects it from erosion, from bad state policies. And it enables greater economic growth, not to mention greater privacy. And it's one of the reasons why it's so important that the U.S. be the leader in blockchain and cryptocurrency. And I think we both share, we think the Bitcoin is the winner when it comes to cryptocurrency. But it's important for us to be the leader to ensure also that privacy is respected as well. So for all those reasons, I think that Bitcoin is the answer to a lot of challenges that are going to come with traditional finance in the dollarization of our economy. Now, when people hear you talk about this, they're going to immediately wish that you were back as the chairman of the House Financial Services Committee.

[Jeb Hensarling]: I got to tell you, if I want to keep my current and only wife, I'm not going back.

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[Anthony Pompliano]: And if you ever need help, you can talk to a real person, too. Zappo's expert team is available 24-7 to answer your questions. Pomp podcast listeners like you who sign up as new users will receive $150 off their first year of membership. Go to ZappoBank.com slash Pomp to learn more and sign up today. That's X-A-P-O-B-A-N-K dot com slash Pomp. Go check it out today. I do think that there's this very interesting thing that has happened over maybe the last two years, three years, where there was kind of a private sector push for Bitcoin and stable coins. And kind of this whole industry was kind of rising up. And regulators were interacting with the industry because of the nature of their activities. But really, politicians, I think they kind of sat on the sidelines. And I found some that were, you know...They were negative, but they didn't have strong opinion. I found some that were slightly positive, but they didn't have strong opinion. It now feels like the political kind of regime has said, this is good for America. We have to figure it out. There's rules that need to be established. And so you see things like the clarity, genius, stable acts, et cetera, all kind of getting put together. How should people think about this industry going through that legislative process? And are there things that you've taken away kind of watching this, given your understanding of what actually are the conversations and how this kind of comes together that people should be aware of?

[Jeb Hensarling]: Well, what I tell people is that you ignore Washington at your own peril. And I would say that those involved in kind of the Bitcoin movement, the crypto industry writ large, have learned that they ignored Washington at their own peril. And because of that, you now see political engagement that you did not want to see.

[Jeb Hensarling]: And that political engagement has led to the success that we see with the passage of the Genius Act and as we await, hopefully, passage of the Clarity Act. But one of the things, Anthony, I think I would have people who are listening to the podcast know, this is not kind of a one and done kind of phenomenon. This is going to be ongoing. It is going to be ongoing for years. And what, for example, the Genius Act has done in many respects is just the first act, again, of a multi-act play. So what that Genius Act has done in specific is at least create the foundation for the tokenization of the first financial asset, the dollar, with so many other to follow.

[Jeb Hensarling]: Prior to enactment of this law, as you know, essentially, you had to go knock on the door of either the SEC, the CFTC. You didn't frankly even know what door to knock on. And once you knock, they say, go to the waiting room. We'll get around to you and we will allow you to plead your case. And now what we're saying is, OK, there's at least, for lack of a better analogy, a regulatory sandbox.

[Jeb Hensarling]: There are some guardrails here. But you get in. You innovate. And so we start to remove uncertainty. And it was that regulatory legal uncertainty that led to this great flight of talent to the, you know, to the EU, to Singapore, to Dubai. And now we're starting to catch up here. And so this is the first step. But what people in the industry need to know is now we're kind of going to the next phase.

[Jeb Hensarling]: And regulators, we've kind of divided up to the regulatory sandbox. But now there are going to be roundtables. There's going to be something known as guidance. And then from guidance comes notice of proposed rulemaking. From notice of proposed rulemaking comes the comment period. From the comment period comes the official rule. From the official rule comes more feedback. And what you hope at that point is you finally get something established into law. And you hope it gets established on a bipartisan basis. So each one of these is kind of a legal foundation creating more certainty. But the most certainty that you can have in the system is an actual law that was passed on a strong bipartisan basis.

[Jeb Hensarling]: And that's what the people in Congress with genius have been able to do. But again, it's the start of the process. And now you need clarity for the flourishing, obviously, of other digital assets. And so far, you've had the House pass it. Not with the kind of strong bipartisan vote I'd like to see. And the Senate's still kind of in what we call listening on their discussion draft, kind of the term of art in Washington. So the main thing I would let, again, the movement, the industry know is you've got to keep engaged. You've got to stay engaged. You have to have your finger on the pulse of what is going on. A friend of mine in Congress once described what we do is making very important decisions on the fly with incomplete information. Okay? That's not too far from the truth. So you talk about certain members you engage in. Another thing I would have people know is you don't really have to engage with every member of Congress. There are kind of lead cowbells in Congress.

[Jeb Hensarling]: And so, for example, on something like...Crypto. People are going to look to the chairman of the House of Financial Services, get many my old job. Congressman French Hill of Arkansas, he will be a leader. Brian Still from Wisconsin, he will be a leader. Cynthia Lummis on the Senate side, she's going to be a leader. And so particularly on a technological issue as complex as blockchain, crypto, other members of Congress are going to look to these lead members.

[Jeb Hensarling]: Those are the key ones that the industry needs to focus on. And it's not always influencing a lot of time. It's informing and educating as well. That may be more than you care to know.

[Anthony Pompliano]: No, it's perfect to understand. And I think, you know, one of the things that I have started to try to form an opinion on, and I don't have a strong one yet, but I think that it's an important question is, you know, we have in this country politicians who are asked to legislate or oversee a lot of different things. You may be talking about, you know, biotech one day, you may be talking about housing another Bitcoin. I mean, you know, it's a pretty intellectually stimulating job, it seems in terms of the breadth of different things that you may encounter. And so when I saw people start talking about as politicians, Bitcoin, stable coins, you know, these different things. One of the questions that I would ask, and usually it was to staffers, because, you know, you didn't want it to come off as kind of abrasive, was just like, have they ever used the technology?

[Anthony Pompliano]: Right. And I was actually surprised. Like, there was more people that said, yes, now it's not like they're power users, but, you know, they've at least, they've got a wallet, they've signed up for an account, you know, that type of stuff. And so when you were in this seat, like, how did you think about getting up to speed, right? Because I think it's part of like, who do you go talk to? But it's also like, what can the industry do to educate? And there's a fine line, frankly, between like, are you educating or are you just advocating for your own, you know, self-interest? But on the education side, like, what were the things that were helpful for people in terms of you being more informed to make these decisions and create this legislation? Well, I think you bring up a very good point.

[Jeb Hensarling]: And that is what is really most valuable to a legislator is a trusted source of expertise that you can ask stupid questions to. And behind closed doors and know that those conversations will remain private. As most Americans know, a lot of congressional hearings are about theater. And it's about, to some extent, testing out certain arguments on the body politic to ultimately drive policy.

[Jeb Hensarling]: But they're there not to shed light. They're there for the fireworks. Now, that's not true of all hearings, but a number of hearings. So, again, kind of sharing with the industry and the movement what to do. The time to establish a relationship with a legislator is when you don't need anything. And be honest in discussing policy matters with legislators.

[Jeb Hensarling]: If the legislature said, okay, I understand this viewpoint, but what will your opponents tell me?

[Jeb Hensarling]: Okay? You need to say, well, this is what you're going to hear from them. Once you establish that credibility, and when I was the chairman of the Financial Services Committee, there were people I relied on. If I wanted to know something about housing, if I wanted to know something about monetary policy, there were people who helped inform my opinions. But there were people I had longstanding relationships with that I finally decided. They knew what they were talking about, and they shot straight with me. So, I would say establish relationships early.

[Jeb Hensarling]: You start out establishing with the staff. Then you end up establishing the relationship with the member. And if you become a trusted source, then you can really help drive that public policy among the leadership. And by the way, leadership is always changing. For example, I was term limited as the chairman of the House Financial Services Committee. Which, by the way, is a good idea. Different discussion for a different day. Well, not in my case. I should have been in forever. I'm going to get that by the side. No, it's a good policy to have in place. But my point is you also need to focus on more junior members, those who are kind of rising stars. Because at some point, they're going to be in positions of leadership. But with, you know, I believe that we are just on the precipice of the next great industrial revolution.

[Jeb Hensarling]: And listen, relative to people on this call, my knowledge of blockchain is probably in the bottom quartile of those who are listening to this podcast. But I'm trying to catch up. But I know a lot about what drives public policy. And I believe public policy ultimately helps drive what is possible. What is possible. And to allow ultimately this innovation to flourish. Now, one other aspect that I think is tangential to Bitcoin, which the Bitcoiners understand is very important, is this idea of stable coins.

[Anthony Pompliano]: It's important from a U.S. economic standpoint. It's important from a national security standpoint. But it's also important for Bitcoin. Like, it makes it easier for people to be able to go in and out of Bitcoin and get more liquidity and stuff like that. Can you talk about stable coins in general? And kind of given your background and knowledge of maybe the U.S. economy and our financial system, like, how do you see the stable coins playing out here in the coming years?

[Jeb Hensarling]: Now, it's growing by leaps and bounds. I think that this stablecoin legislation, number one, helps mainstream Bitcoin even more. And so you've lived through, and you are a visionary here, Anthony, but you've lived through the cycle of kind of, you know, what is this thing? You know, this is such a speculative asset. This is, you know, what was it, 16th century tulips in Holland that everybody gambled on and lost their shirts. Where now people are starting to say, okay, what is this? Number one, stablecoin, the Genius Act, to some extent, put the imprimatur of the federal government saying, okay, this is an acceptable financial instrument. We have looked at it. And to the extent you believe we are in charge of consumer protection, we're allowing this to move forward. Okay, depending upon your risk adversity, all of a sudden, you know, you're starting to say, okay, this is a less risky asset than I thought. So I think that's a very important point. And once you have government, to some extent, putting their imprimatur on stablecoins as an acceptable financial instrument, they get more accepted, as you well know, by mainstream Wall Street firms, soon to be Wall Street, but that's a different subject.

[Jeb Hensarling]: And once that happens, the people already have pre-existing relationships with J.P. Morgan and BlackRock and Blackstone. You start to mainstream the idea. And as it becomes mainstream, it grows even further. Then, as a matter, I would say, of U.S. policy, we are seeing, you know, other nations try to de-dollarize their economy.

[Jeb Hensarling]: I don't view myself as either a globalist or an isolationist, but I do believe it is important today that the dollar is the reserve currency of the world. It allows us to do things that we otherwise would not be able to do, okay? To establish a stablecoin that is tied to the dollar helps keep the dollar as the world's reserve currency. And as people get comfortable with stablecoins and are even more comfortable, and as the Bitcoin movement kind of grows, that's going to allow to build other digital financial assets. And I can't think of any financial instrument that ultimately can't be digitized. And so, again, this is, you know, the most important step of a long journey is the first step.

[Jeb Hensarling]: So this is the first step. And I just think it's going to be an incredible journey. And it all really starts with the genius X stablecoins in Bitcoin. Today's episode is brought to you by Simple Mining.

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[Jeb Hensarling]: Certainly to have, for example, a central bank digital currency, from an efficiency standpoint, it would be great. It would be fabulous. But the privacy concerns are real. They are very, very real. And so wherever, again, you see government ownership, wherever you see government subsidy, there ought to be some concern of what policies are going to flow from that. So number one, as an aside, when President Trump announced, you know, we're going to have this Bitcoin reserve and kind of a sovereign wealth fund. And I thought to myself, well, don't you have to have a wealth before you have sovereign wealth? Last I looked, we're about $30 trillion in debt. We'll put that aside for the moment.

[Jeb Hensarling]: I would say to some extent, when we're looking at the national balance sheet, it is fundamentally different from personal balance sheets. You know, particularly, and another project I'm involved in is kind of the democratization, for example, of retirement security plans like 401ks. And I believe people ought to be able to have Bitcoin in their 401ks. Again, whose money is it? And I'm not a financial planner. I'm not offering this advice. But in my own case, I want stocks. I want bonds. And I want Bitcoin. And as time goes by and the debt gets worse, I'm pretty sure I'm going to want even more Bitcoin in my personal portfolio.

[Jeb Hensarling]: But again, I have a very healthy skepticism of the U.S. Treasury and the central banks getting involved.

[Jeb Hensarling]: Again, I think potentially this could be a bad precedent. And to some extent, with the passage, again, of the stablecoin legislation, hopefully the passage of the Clarity Act, there's other ways that crypto writ large can be legitimized.

[Jeb Hensarling]: And I think, listen, bottom line is sovereign governments are never going to give up their opportunity to control the money supply. But what's important is not that they're going to give up their ability to control currency, but that we have alternative currencies and alternative private currencies, which at other times in our nation's history we've had.

[Jeb Hensarling]: And what we'll end up seeing is some form of what Gresham's law, which the economists listening to the podcast know. And that is ultimately bad money drives good money out of circulation, which means they're going to be even more private Bitcoin available because as the dollar continues to degrade, it's going to drive out Bitcoin even more. So the bottom line is that's a long way of saying I'm still a little skeptical and a little fearful. I think that that is a good position to be in in life is to be skeptical of.

[Anthony Pompliano]: But if I'm skeptical, I get a little bit more worried as you as someone who's been in the belly of the beast. If you're skeptical now, now I'm really paying attention.

[Jeb Hensarling]: One of the axioms I try to live by is to have high hopes and low expectations.

[Anthony Pompliano]: That is a fast track to happiness so that you avoid the wide gap between expectations and reality. We recently announced that you joined ProCap Financial as a senior advisor. And I think one of the reasons why I'm very excited to work with you is, one, obviously you're a wealth of knowledge. You've got a lot of experience. But I think of your post-political career as you are somebody who is taking the knowledge and experience you have, but you're really applying it to the intersection of finance and technology where people are upgrading the system.

[Anthony Pompliano]: And so you mentioned kind of the modernization of 401ks. I know that you're involved with the Texas Stock Exchange and kind of some of the things that they're trying to do there. Can you talk a little bit maybe as to your view as why you're so focused on that intersection of technology and finance and kind of how you think the opportunity set to improve here is? And one that obviously we hope to benefit as you continue working on? Well, again, the flourishing of human society is tied to innovation.

[Jeb Hensarling]: Innovation is tied to public policy.

[Jeb Hensarling]: And listen, please, now, I am so excited to be part of the ProCap team because I see an alignment of, you know, my personal business interest with my public policy interest. And when the two can align, I think, my Lord, don't I live in a great country? What a blessed individual I am. And so what I try to do and the value I try to add, as you know, is not just be able to keep my finger on the pulse.

[Jeb Hensarling]: And so what I try to do is, as you know, I try to do it, as you know, I try to do it. Of where is the public policy debate? Where is the legislative regulatory tip of the sword today?

[Jeb Hensarling]: And to help people participate in that process and how and to make them most effective, but also to look over the horizon and see what are the public policy trends that people should know about that are going to impact their particular industry or their particular balance sheets? Or their own particular families? And so what I see is that, again, we are looking at the dawn of a new age.

[Jeb Hensarling]: I want to be part of what Joseph Schupeter, the famous economist, called creative destruction. And to be a part of that is very exciting to me to further the principles of the democratization of finance, to be part of DeFi, to be part of disintermediation. Again, it's all personally exciting to me. And if I can play a small role in helping to continue to shape one of the public policy debate is something I'm very, very excited about. And I think that as we get into this brave new world of digitized access assets in blockchain, the question is, who's going to lead this? Is it going to be the traditional financial institutions who know a lot about banking and finance, but know very, very little about blockchain?

[Jeb Hensarling]: Or is it going to be those who know a lot about blockchain, a lot about crypto, but very little about global finance? My guess is it's going to be the firms and the individuals to where that intersection occurs. So, Anthony, your experience in finance, the fact that you have so much credibility and expertise in Bitcoin, I just really think sets up ProCap for success and being one of the leaders, again, in this intersection, in this brave new world.

[Jeb Hensarling]: And so, let me thank you for the opportunity to be a part of your team. And I'm glad that you're going to pay me to do it. And I don't have to pay you. But if I was wealthy, I'd pay you for the opportunity.

[Anthony Pompliano]: Well, I was talking to a friend this week and I told him that we were going to do this. And he said to me, you know, what is the thing that you have learned most? I said, well, here's the secret is every time I talk to him, I learn something. And I think I've learned over time that those are the people that you want to be around is people who have different experiences, different kind of understanding of a system that, frankly, you're affected by, but don't participate in on a day-to-day basis. And there's some people who have that knowledge and they don't share. You happen to be the person who shares. So, I appreciate all the time that you've spent with us. And it's been very helpful. Maybe the last thing that we can leave everyone who's watching and listening this with is, you know, I think that there's a lot of folks who look at the legacy financial system and they're not very optimistic. They're actually very pessimistic, you know, kind of this K-shaped economy. They're on the bottom end of the K and they're saying to themselves, I feel like everything's getting away from me. You have always struck me as somebody who is very optimistic and somebody who kind of believes in innovation and progress and, you know, things can get better. What drives your optimism right now?

[Anthony Pompliano]: Like, are there certain things, you mentioned innovation is kind of a part of that progress, but like, are there certain things that you, when you talk to your kids or to your neighbors or people in your community where you're like, you know, it's going to be okay. Actually, there's a positive story here.

[Jeb Hensarling]: Well, two things. Number one, optimism is a choice. I enjoy life more when I am an optimist, but it's not just based on personal choice. I think it's based upon empiricism. So I'm dating myself here, but perhaps you can already tell with the gray in my beard. You know, I'm from an older generation. Now, I was a mere child. I was a mere child in the late 60s, early 70s. But I vividly remember my parents thinking, okay, the American dream is over. We've seen the assassination of RFK and MLK. We've seen Vietnam. We saw Kent State. We saw riots in the street. And we just think that America as we know it is over. Well, you know what? It wasn't all that long before it was mourning in America again. And we saw one of the great periods and flourishing of economic growth in human liberty. So I tell people who feel very troubled about present times, you know, I'm not sure we all know the way forward. But as history is my guide, America is going to find a way forward. And nobody ever made money going short on America. And so I think we will find our way forward. And we've always benefited from this phenomena of creative destruction.

[Jeb Hensarling]: And so people who are fearful of their nest eggs, fearful of their opportunities, we've seen it before. I mean, I'm sure that at one point there were farmers who were feeling threatened by the mechanization to some extent of agriculture. I mean, in 1900, it was almost half of our population was involved in producing our food. Now we produce more food, and I think it's like less than 2% of our population. People decry the hollowing out of manufacturing. The truth is we're manufacturing more, and we're manufacturing it on the higher end, and we're manufacturing with fewer people. Technology is not our problem. Technology will ultimately be our solution. And when I think about successful enterprises, I think about innovators and dreamers. I think about human capital, but I also think about financial capital. And any time we can make financial capital more accessible, more sound, more efficient, cheaper capital, we're going to see even a greater flourishing of humankind. Now there's going to be winners and losers. There's going to be growing pains. But ultimately, what we're seeing in DeFi and blockchain, there's a brave new financial world. And ultimately, we are going to be huge beneficiaries of it.

[Anthony Pompliano]: Well, I was expecting like two minutes of optimism. That's enough for me for the next lifetime. I'm pretty pumped up hearing that. Jeff, listen, thank you so much for taking the time to do this. You've been incredible to us already and very helpful. And we feel very fortunate to be able to tap into all your expertise. So thank you for the time. We'll definitely do this again in the future.

[Jeb Hensarling]: Looking forward to it. Thanks a lot. Looking forward to it. Thanks a lot.

IMPORTANT LEGAL INFORMATION

In connection with the Proposed Transactions (as defined herein) by and among ProCap BTC, LLC, a Delaware limited liability company ("ProCap BTC"), ProCap Financial, Inc., a Delaware corporation (“ProCap Financial”) and Columbus Circle Capital Corp I, a Cayman Islands exempt company (“CCCM”), ProCap Financial has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which includes a preliminary proxy statement of CCCM and a prospectus (the “Proxy Statement/Prospectus”) in connection with (i) the proposed Business Combination, to be effected subject to and in accordance with the terms of the Business Combination Agreement dated as of June 23, 2025 (as amended on July 28, 2025, and as may be further modified, amended or supplemented from time to time, the “Business Combination Agreement”), by and among ProCap BTC, ProCap Financial, CCCM, Crius SPAC Merger Sub, Inc., a Delaware corporation, Crius Merger Sub, LLC, a Delaware limited liability company and Inflection Points Inc, d/b/a Professional Capital Management, a Delaware corporation (collectively with all of the related actions and transactions contemplated by such agreement, the “Business Combination”), (ii) a private placement of non-voting preferred units (“ProCap BTC Preferred Units”) of ProCap BTC to certain “qualified institutional buyers” as defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), or institutional “accredited investors” (as defined in Rule 506 of Regulation D)(such investors, “qualifying institutional investors”)(the “Preferred Equity Investment”) pursuant to preferred equity subscription agreements, and (iii) commitments by qualifying institutional investors to purchase convertible notes (“Convertible Notes”) issuable in connection with the closing of the Proposed Transactions by ProCap Financial (the “Convertible Note Offering” and, together with the Preferred Equity Investment and the Business Combination, the “Proposed Transactions”) pursuant to convertible notes subscription agreements. The definitive proxy statement and other relevant documents will be mailed to shareholders of CCCM as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. CCCM and/or ProCap Financial will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CCCM AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CCCM’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CCCM, PROCAP BTC, PROCAP FINANCIAL AND THE PROPOSED TRANSACTIONS.

Investors and security holders will also be able to obtain copies of the Registration Statement, the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CCCM and ProCap Financial, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to: Columbus Circle Capital Corp. I, 3 Columbus Circle, 24th Floor, New York, NY 10019; e-mail: IR@ColumbusCircleCap.com, or upon written request to ProCap Financial Inc. at 600 Lexington Ave., Floor 2, New York, NY 10022, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The offer and sale of the Convertible Notes to be issued by ProCap Financial pursuant to the Convertible Note Offering and the offer and sale of the ProCap BTC Preferred Units in the Preferred Equity Investment, in connection with the Proposed Transactions, has not been registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in Solicitation

CCCM, ProCap BTC, ProCap Financial and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CCCM’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CCCM’s securities are, or will be, contained in CCCM’s filings with the SEC, including the final prospectus for CCCM’s initial public offering filed with the SEC on May 19, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CCCM’s shareholders in connection with the Proposed Transactions, including the names and interests of ProCap BTC’s and ProCap Financial’s respective directors or managers and executive officers is contained in the Registration Statement and the Proxy Statement/Prospectus. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CCCM, ProCap BTC or ProCap Financial, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving ProCap Financial, ProCap BTC, and CCCM, including expectations, hopes, beliefs, intentions, plans , prospects, financial results or strategies regarding ProCap BTC, ProCap Financial, CCCM and the Proposed Transactions, statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets that may be held by ProCap BTC and ProCap Financial and the value thereof, the price and volatility of bitcoin, bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, ProCap Financial’s listing on any securities exchange, the macro and political conditions surrounding bitcoin, the planned business strategy including ProCap Financial’s ability to develop a corporate architecture capable of supporting financial products built with and on bitcoin including native lending models, capital market instruments, and future innovations that will replace legacy financial tools with bitcoin-aligned alternatives, plans and use of proceeds, objectives of management for future operations of ProCap Financial, the upside potential and opportunity for investors, ProCap Financial’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions and the level of redemptions of CCCM’s public shareholders, and ProCap Financial’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CCCM’s securities; the risk that the Proposed Transactions may not be completed by CCCM’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of CCCM’s shareholders; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the CCCM’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of CCCM or the shares of common stock, par value $0.001 per share, of ProCap Financial (“Pubco Common Stock”) to be listed in connection with the Proposed Transactions; the insufficiency of the third-party fairness opinion for the board of directors of CCCM in determining whether or not to pursue the Proposed Transactions; the failure of ProCap Financial to obtain or maintain the listing of its securities on any securities exchange after the closing of the Proposed Transactions; risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to ProCap Financial’s anticipated operations and business, including the highly volatile nature of the price of bitcoin; the risk that ProCap Financial’s stock price will be highly correlated to the price of bitcoin and the price of bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; asset security and risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; risks related to increased competition in the industries in which ProCap Financial will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks related to the ability of ProCap BTC and ProCap Financial to execute their business plans; the risks that launching and growing ProCap Financial’s bitcoin treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing ProCap Financial’s business plan, due to operational challenges, significant competition and regulation; risks associated with the possibility of ProCap Financial being considered to be a “shell company” by any stock exchange on which ProCap Financial’s common stock will be listed or by the SEC, which may impact ProCap Financial’s ability to list Pubco Common Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, which could impact materially the time, cost and ability of ProCap Financial to raise capital after the closing of the Proposed Transactions; the outcome of any potential legal proceedings that may be instituted against ProCap Financial, ProCap BTC, CCCM or others in connection with or following the announcement of the Proposed Transactions, and those risk factors discussed in documents that ProCap Financial and/or CCCM filed, or that will be filed, with the SEC, including as set forth in the Registration Statement filed with the SEC in connection with the Proposed Transactions.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CCCM’s Quarterly Reports on Form 10-Q and CCCM’s Annual Reports on Form 10-K that will be filed by CCCM from time to time, the Registration Statement that has been filed by ProCap Financial and CCCM and the Proxy Statement/Prospectus contained therein, and other documents that have been or will be filed by CCCM and ProCap Financial from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CCCM nor ProCap Financial presently know or that CCCM and ProCap Financial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CCCM, ProCap BTC, and ProCap Financial assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CCCM, ProCap BTC, nor ProCap Financial gives any assurance that any of CCCM, ProCap BTC or ProCap Financial will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by CCCM, ProCap BTC or ProCap Financial or any other person that the events or circumstances described in such statement are material.

Media Contacts

press@procapfinancial.com

Dan Nash
IR@ColumbusCircleCap.com

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